X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

RECEIVED
2006 DEC 12 A 10:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DELIVERED BY MAIL

06019094

November 27, 2006

SUPPL

Office of International Corporate Finance
U.S. Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the following documents for X-Cal Resources Ltd:

- News Release dated November 27, 2006
- Material Change Report dated November 27, 2006

Sincerely,

PROCESSED
DEC 15 2006
THOMSON FINANCIAL

X-CAL RESOURCES LTD.

Sharon MacLellan

sml/
encl

X-Cal Resources Ltd.

TSX/XCL **News Release** **November 27, 2006**

PLAN OF OPERATIONS PERMIT APPROVED FOR MILL CREEK/GOAT WINDOW

MILL CREEK/GOAT WINDOW
CORTEZ AREA, LANDER COUNTY, NEVADA

A Plan of Operations Permit that will facilitate continued exploration of the Lower Plate Window at X-Cal's 100% owned Mill Creek/Goat Window property has been approved.

The phrase "lower plate window" refers to areas on the Battle Mountain and Carlin Trends, where normally deeper rocks have been thrust to surface or near surface. Many of the most productive gold deposits on these trends occur in the lower plate rocks.

Mill Creek is one of two "lower plate" properties in the Cortez Area held 100% by X-Cal.

A historic 10ft. intercept grading 0.52 opt Au in the upper plate is an indication of gold at Mill Creek.

Exploration at Mill Creek has been on standby while a comprehensive permitting process that included environmental and cultural studies was completed and reviewed. The approval means that exploration can resume following posting of a bond. Drill testing of the Goat Window at Mill Creek, will be funded either directly by X-Cal or through a Joint Venture.

A NI-43-101 type of Technical Report that details the Mill Creek Gold Project can be found in the Current Reports section of www.x-cal.com.

REESE RIVER/HORSE MOUNTAIN WINDOW
CORTEZ AREA, LANDER COUNTY, NEVADA

X-Cal's drill test of the Horse Mountain Lower Plate Window paused for American Thanksgiving holiday. Drilling of hole #1 resumed yesterday (see November 14, 2006 News Release).

A NI-43-101 Technical Report on the Reese River/Horse Mountain Window Property was filed on November 16/06 and can be seen at www.x-cal.com or on SEDAR.

Upon completion of the initial Reese River/Horse Mountain tests, the core drill will move to Sleeper to assist with winter exploration there.

SLEEPER GOLD PROJECT
HUMBOLDT COUNTY, NEVADA

The winter drill program at Sleeper will utilize both core and reverse circulation drilling. We are awaiting return of the RC rig, post American Thanksgiving. The core drill will join the Sleeper program, when it completes its Reese River work.

The potential of exploration at Sleeper is described in a paper by Dr. Richard Sillitoe. Each priority target in the paper has an area equal to, or larger than the area of the Sleeper Mine. (see January 26, 2006 at www.x-cal.com for Sillitoe Paper)

An additional objective is to bring the gold mineralization, previously described by MRDI as being located "above ground" at Sleeper in the heaps and tails and "in ground" at Sleeper in the "West Wood" and "Facilities" areas into a publishable category.

A NI 43-101 Technical Report on the Sleeper Gold Project by Thomason, Kornze and Rowe can be found on SEDAR or at www.x-cal.com, in the Current Reports section.

SUMMARY

Significant growth is underway at X-Cal. The company has a portfolio of Nevada Gold Properties: the 30 square mile Sleeper Gold Property, two Cortez Area properties (both located over "lower plate windows") and the recently announced West Rochester claims in the Spring Valley Area.

Kinross Gold Corporation currently holds approximately 10% of X-Cal (see News Release dated September 7, 2006).

Investors are encouraged to research the track records of the professionals associated with X-Cal and its Nevada Gold Projects.

The contents of this release have been reviewed by Robert Thomason, M.Sc., US Projects Manager for X-Cal, who is a "Qualified Person" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 *Fax: (604) 688-7740*

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.

FORM 53-901.F
(previously Form 27)

RECEIVED
2006 DEC 12 A 10:51

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE *SECURITIES ACT* (BRITISH COLUMBIA) AND SECTION 146(1) OF THE *SECURITIES ACT* (ALBERTA) AND UNDER SECTION 75(2) OF THE *SECURITIES ACT* (ONTARIO)

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL – SECTION 85" AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING".

1. **Reporting Issuer**

   X-Cal Resources Ltd.
   P.O. Box 48479 Bentall Centre
   Vancouver, British Columbia V7X 1A0
   Telephone: 604-662-8245

2. **Date of Material Change**

   November 27, 2006

3. **Press Release**

   A Press release was disseminated on Monday November 27, 2006.

4. **Summary of Material Change**

A Plan of Operations Permit that will facilitate continued exploration of the Lower Plate Window at X-Cal's 100% owned Mill Creek/Goat Window property has been approved.
The phrase "lower plate window" refers to areas on the Battle Mountain and Carlin Trends, where normally deeper rocks have been thrust to surface or near surface. Many of the most productive gold deposits on these trends occur in the lower plate rocks.
Mill Creek is one of two "lower plate" properties in the Cortez Area held 100% by X-Cal.
A historic 10ft. intercept grading 0.52 opt Au in the upper plate is an indication of gold at Mill Creek.
Exploration at Mill Creek has been on standby while a comprehensive permitting process that included environmental and cultural studies was completed and reviewed. The approval means that exploration can resume following posting of a bond. Drill testing of the Goat Window at Mill Creek, will be funded either directly by X-Cal or through a Joint Venture.
A NI-43-101 type of Technical Report that details the Mill Creek Gold Project can be found in the Current Reports section of www.x-cal.com.

5. **Full Description of Material Change**
See Schedule "A" Below

6. **Reliance on Section 85(2) of the Securities Act (British Columbia)**

N/A

7. **Omitted Information**

No information has been intentionally omitted from this form.

8. **Senior Officers**

The following senior officer of the Issuer may be contacted about the material change:

Shawn Kennedy
Telephone: 604-662-8245

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, on November 27, 2006.

X-CAL RESOURCES LTD.

"Shawn Kennedy"

By: ______________________________
Shawn Kennedy, President

SCHEDULE "A"

X-Cal Resources Ltd.

TSX/XCL News Release November 27, 2006

PLAN OF OPERATIONS PERMIT APPROVED FOR MILL CREEK/GOAT WINDOW

MILL CREEK/GOAT WINDOW
CORTEZ AREA, LANDER COUNTY, NEVADA

A Plan of Operations Permit that will facilitate continued exploration of the Lower Plate Window at X-Cal's 100% owned Mill Creek/Goat Window property has been approved.

The phrase "lower plate window" refers to areas on the Battle Mountain and Carlin Trends, where normally deeper rocks have been thrust to surface or near surface. Many of the most productive gold deposits on these trends occur in the lower plate rocks.

Mill Creek is one of two "lower plate" properties in the Cortez Area held 100% by X-Cal.

A historic 10ft. intercept grading 0.52 opt Au in the upper plate is an indication of gold at Mill Creek.

Exploration at Mill Creek has been on standby while a comprehensive permitting process that included environmental and cultural studies was completed and reviewed. The approval means that exploration can resume following posting of a bond. Drill testing of the Goat Window at Mill Creek, will be funded either directly by X-Cal or through a Joint Venture.

A NI-43-101 type of Technical Report that details the Mill Creek Gold Project can be found in the Current Reports section of www.x-cal.com.

REESE RIVER/HORSE MOUNTAIN WINDOW
CORTEZ AREA, LANDER COUNTY, NEVADA

X-Cal's drill test of the Horse Mountain Lower Plate Window paused for American Thanksgiving holiday. Drilling of hole #1 resumed yesterday (see November 14, 2006 News Release).

A NI-43-101 Technical Report on the Reese River/Horse Mountain Window Property was filed on November 16/06 and can be seen at www.x-cal.com or on SEDAR.

Upon completion of the initial Reese River/Horse Mountain tests, the core drill will move to Sleeper to assist with winter exploration there.

SLEEPER GOLD PROJECT
HUMBOLDT COUNTY, NEVADA

The winter drill program at Sleeper will utilize both core and reverse circulation drilling. We are awaiting return of the RC rig, post American Thanksgiving. The core drill will join the Sleeper program, when it completes its Reese River work.

The potential of exploration at Sleeper is described in a paper by Dr. Richard Sillitoe. Each priority target in the paper has an area equal to, or larger than the area of the Sleeper Mine. (see January 26, 2006 at
www.x-cal.com for Sillitoe Paper)

An additional objective is to bring the gold mineralization, previously described by MRDI as being located "above ground" at Sleeper in the heaps and tails and "in ground" at Sleeper in the "West Wood" and "Facilities" areas into a publishable category.

A NI 43-101 Technical Report on the Sleeper Gold Project by Thomason, Kornze and Rowe can be found on SEDAR or at www.x-cal.com, in the Current Reports section.

SUMMARY

Significant growth is underway at X-Cal. The company has a portfolio of Nevada Gold Properties: the 30 square mile Sleeper Gold Property, two Cortez Area properties (both located over "lower plate windows") and the recently announced West Rochester claims in the Spring Valley Area.

Kinross Gold Corporation currently holds approximately 10% of X-Cal (see News Release dated September 7, 2006).

Investors are encouraged to research the track records of the professionals associated with X-Cal and its Nevada Gold Projects.

The contents of this release have been reviewed by Robert Thomason, M.Sc., US Projects Manager for X-Cal, who is a "Qualified Person" as defined by NI-43-101.

Shawn Kennedy
President

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com
For further information contact: ***Shawn Kennedy, President***

Tel: (604) 662-8245 *Fax: (604) 688-7740*

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.*